Exhibit (a)(12)(A)

The following changes were made to the Updated Exela Webpage, filed as exhibit (a)(11)(A) to Amendment No. 3 to Schedule TO on February 24, 2022:

1.	The third paragraph under “What are the terms of the Preferred Stock?” is amended as follows:

“Holders of our Series B Preferred Stock will have the option, at any time, to convert some or all of the outstanding shares of Series B Preferred Stock initially into shares of Common Stock at a Conversion Price of $1.25 (subject to adjustment in certain events). In addition, if at any time the Five-Day VWAP of our Common Stock exceeds the Conversion Price, we will have the option to convert the outstanding shares of Series B Preferred Stock into shares of Common Stock at the Conversion Price (subject to adjustment in certain events). See “Description of Series B Preferred Stock — Conversion Rights” for additional detail.”

2.	The third paragraph under “Will the Series B Preferred Stock be freely tradable?” is amended as follows:

~~“We intend to file~~ On February 28, 2022, we filed an application to list the Series B Preferred Stock on The Nasdaq Capital Market under the symbol “XelaP.” If this application is approved, trading in the Series B Preferred Stock is expected to commence within a 30-day period after the approval of listing. However, we cannot assure you that the The Nasdaq Capital Market will list the Series B Preferred Stock or that any trading market will develop for the Series B Preferred Stock. Until such time, the Series B Preferred Stock is expected to trade on the OTC. If a trading market does develop, we cannot assure you as to any price at which the Series B Preferred Stock will trade. See “Risk Factors — There may not be an active trading market for the Series B Preferred Stock”, “Description of Exela’s Common Stock” and “Description of Series B Preferred Stock”.”